P.E. 2/1/02

02013866

RECD S.E.C.
FEB 8 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Pacific Internet Limited
89 Science Park Drive, #02/05-06
The Rutherford, Singapore Science Park
Singapore 118261

(Indicate by check mark whether the registrant files or will file annual report under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(B) under the Securities Exchange Act 1934.)

Yes ________ No __X__

PROCESSED
FEB 15 2002
THOMSON
FINANCIAL

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(B): 82 _______)

SINGPR1:#23005322v81

On February 7, 2002, Pacific Internet Limited issued the attached press release.

On Embargo Until 5.00 pm (Singapore Time)

Pacific Internet
NASDAQ · PCNTF

Press Release

Pacific Internet reports fifth consecutive quarter of improved operating results

- **Fourth Quarter 2001: Revenues up by 31%, EBITDA up by 304%, Net Loss narrowed by 84% year-on-year**
- **Full Year 2001: Revenues up by 29%, EBITDA up by 514%, Net Loss narrowed by 33%**
- **Aiming to return to profitability by third quarter 2002, one quarter earlier than previous estimate**

SINGAPORE (February 7, 2002) – Asia's leading Internet service provider (ISP), Pacific Internet Limited (NASDAQ: PCNTF), today announced its financial results for the fourth quarter and the full year ended December 31, 2001.

Financial Results

Table 1: Summary of quarterly operating results

Group (in US$ millions)	4Q01	3Q01	2Q01	1Q01	4Q00
Net Revenues	20.6	20.0	19.8	16.0	15.7
EBITDA	2.3	1.8	2.1	0.6	0.5
Net Income	(0.8)	(1.0)	(3.1)	(3.2)	(4.7)

Table 2: Summary of full year operating results

Group (in US$ millions)	FY2001	FY2000
Net Revenues	76.4	59.2
EBITDA	6.8	1.1
Net Income	(8.1)	(12.1)

For convenience, Singapore dollar amounts have been translated into US dollar amounts at the exchange rate of S$1.847 to US$1.00. [Conversion rate as at December 31, 2001 from the Federal Reserve Bank of New York]

Figure 1: Quarterly EBITDA & Net Income Trend



EBITDA & Net Income (US$million)
4Q00
1Q01
2Q01
3Q01
4Q01
3
2
1
0
-1
-2
-3
-4
-5
-6
0.5
0.6
2.1
1.8
2.3
-4.7
-3.2
-3.1
-1.0
-0.8
EBITDA
Net Income

Net Revenues Increased

Net revenues for the fourth quarter grew to US$20.6 million, an increase of 31% from US$15.7 million in the same period last year. For FY2001, net revenues grew to US$76.4 million, up 29% from US$59.2 million in FY2000. Revenues from broadband and leased lines were the main contributors to this increase.

EBITDA Increased

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the fourth quarter were US$2.3 million, a 304% increase from US$0.5 million in the same period last year. This quarter represents the fifth consecutive quarter of positive EBITDA for Pacific Internet. For FY2001, EBITDA was US$6.8 million, up by 514% from US$1.1 million in FY2000.

Net Loss Narrowed

Net loss for the fourth quarter narrowed to US$0.8 million or US$0.06 per share, a decrease of 84% from US$4.7 million in the same period last year. This quarter represents the fifth consecutive quarter of improving net income. For FY2001, net loss narrowed 33% to US$8.1 million or US$0.63 per share, from a net loss of US$12.1 million in FY2000.

Cash Position Strengthened

At year end, cash and cash equivalents stood at US$13.0 million, up 31% from US$9.9 million at the beginning of the year. The strengthened cash position is attributed to the achievement of operational efficiencies and positive EBITDA each quarter.

Continued financial momentum

"Year 2001 was a very challenging year. The regional and global economic slowdown was made worse by the tragic events of September 11. Despite this, the Company achieved significant improvement in our results in 2001 compared to the previous year. We were able to grow our revenues, increase EBITDA, narrow our net loss and improve our cash position. We continued to deliver improving financial results in each consecutive quarter," said Mr. Ko Kheng Hwa, Chairman of Pacific Internet.

"With the Company's focused strategies and the financial momentum in the past five quarters, we are aiming to return to profitability by the third quarter of 2002, which is one quarter earlier than the previous estimate, barring unforseen developments," added Mr. Ko.

Increased contribution from subsidiaries

Pacific Internet's subsidiaries contributed about 50% to the Group's revenues, up from 39% in FY2000.

"We have been able to double our revenues as a result of our expansion into the region since 1996. Our regional footprint is our growth engine and our competitive advantage over local ISPs," said Mr. Tan Tong Hai, President and Chief Executive Officer of Pacific Internet.

Subscriber Statistics

Table 3: Subscriber Statistics

Number	Market	FY 2001	FY2000	Percentage Change
Broadband	Consumer	12,000	1,600	650%
	Corporate	5,000	900	456%
	Total	17,000	2,500	580%
Leased lines and webhosting	Corporate	8,000	6,600	21%
Dial-up	Consumer	315,000	344,000	-8%
	Corporate	53,000	39,000	36%
	Total	368,000	383,000	-4%

Growth in Broadband Market

In line with the Group's strategy to focus on the broadband market, broadband subscribers grew by 580% to 17,000 in FY2001, up from 2,500 in FY2000. Consumer broadband subscribers grew to 12,000 in FY2001, up by 650% from 1,600 in the previous year. Dial-up subscribers declined by 4% in FY2001 due to the clean-up of non-paying retail customers and the migration of dial-up customers to broadband.

Growth in Corporate Market

As a result of continued focus on corporate business in FY2001, revenues from the corporate sector have increased by 50% over the previous year. Corporate broadband subscribers grew to 5,000 in FY2001, a 456% increase from 900 in FY2000.

"Our strategy is to remain focused on the corporate segment of Pacific Internet's business. We will continue to drive volume by offering corporate broadband services to small and medium-sized enterprises and enhance margins through leased lines, data hosting and value-added services to regional corporate clients," added Mr. Tan.

New Initiatives

In 2001, Pacific Internet launched new and innovative value-added broadband services in various countries across the region:

- *Singapore*: first to launch unlimited broadband and wireless broadband services for homes, offices and high traffic public locations. A multiplayer online gaming trial (Massively Multiplayer Online Role Playing Game or MMORPG) was also launched in December 2001, a first step to bring broadband content to consumers on top of the high-speed Internet access service. Pacific Internet Singapore will be starting a commercial trial for high-speed Internet access over power lines with SP Telecom in the first half of 2002.
- *Hong Kong*: introduced BizBro@dband Xtra, a Multiple-IP broadband service for the small and medium-sized enterprises (SMEs). In addition, a new Do-It-Yourself broadband service for corporate and home users was launched to enable customers to conveniently set up their own broadband connections.
- *Australia*: launched Big Pipe DSL services targeted at medium to large enterprises with high-consumption needs and for businesses requiring consistent bandwidth such as graphic designers or architects.
- *The Philippines*: launched network broadband service for SMEs in the Metro Manila area.

- *Thailand*: launched a broadband promotional package targeted at SMEs to enable them to choose between ADSL or SDSL access to suit their business requirements.

"Our efforts to tailor broadband services to meet the needs of our customers in the region have yielded a seven times increase in subscribers for 2001. We will explore other broadband platforms to deliver high-speed connectivity. Our aim is to position Pacific Internet as a leading broadband service provider in Asia," said Mr. Tan.

Growth Strategies

Moving forward, the Company will concentrate on growth through the following strategies:

1. Focus on broadband services, a fast growing industry segment;
2. Expand strongly in the corporate market which gives better margins;
3. Grow the regional businesses outside Singapore by increasing customer base in the existing five countries and exploring new markets;
4. Introduce innovative services and solutions to create greater value for customers; and
5. Leverage on international corporate partnerships to accelerate our growth in existing and new markets.

Business Outlook

The following forward-looking statements reflect Pacific Internet's expectations as of January 2002. Given the uncertainty and potential changes in economic, business, competitive, technological and regulatory factors, and the various other risk factors discussed in our 20-F filing, actual results may differ materially. Please see further comments under "Caution on Forward-looking Statements".

With the current financial momentum in the past five quarters, the Company aims to return to profitability by third quarter 2002, that is one quarter ahead of the previous estimate of end 2002.

In accordance with the Statement of Financial Accounting Standards No. 142 ("SFAS") governing the accounting for goodwill, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. Accordingly, starting from January 1, 2002, the Company is no longer required to amortize goodwill. In 2001, goodwill amortization was about US$4.2 million. However, the Company will be required to assess if there is an impairment to the goodwill value each quarter. Given this change in accounting policy but subject to any goodwill impairment, the Company may be able to return to profitability earlier.

About Pacific Internet Ltd
Pacific Internet provides end-to-end Internet services, including award-winning Internet access and value-added services in six countries (Singapore, Hong Kong, the Philippines, Australia, India and Thailand) for both corporates and consumers. In October, Pacific Internet emerged as the Overall Leader in the first CNet Readers' Online Broadband Poll 2001. Pacific Internet has also won the "Best Asian ISP" award consecutively in 1999, 2000 and 2001 from Telecom Asia, and the "Best ISP in Singapore" award in 1997, 1998 and 1999 from ComputerWorld. Pacific Internet's subsidiary, Pacfusion offers e-services, and runs leading portal site (www.pacfusion.com) which is constantly rated as one of the top web properties in Singapore by AC Nielson. For more information, please visit us at http://www.pacific.net.sg.

For investor relations enquiries: Khoo Seok Teng
Manager, Investor Relations
Pacific Internet Limited
Tel: 65-7710735
Email: investor@pacific.net.sg

For media enquiries: Jacqueline Yeo
Regional Public Relations Manager
Pacific Internet Limited
Tel: 65-9841 1402
Email: jacqueline.yeo@pacific.net.sg

Caution Concerning Forward-Looking Statements

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", "strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements. "

Pacific Internet

Pacific Internet Limited

Consolidated Balance Sheets as of December 31, 2001
With Comparative Amounts from December 31, 2000

	31-Dec-00 S$'000	31-Dec-01 S$'000	31-Dec-01 US$'000
Cash and cash equivalents	18,305	24,001	12,995
Restricted cash (1)	3,232	-	-
Accounts receivable - net	32,672	35,064	18,984
Other receivables	15,011	13,397	7,253
Inventories	284	164	89
Total current assets	69,504	72,626	39,321
Investments	4,487	369	200
Fixed assets - net	27,015	26,179	14,174
Intangible assets - net	36,645	28,324	15,335
Other non-current assets	3,701	6,510	3,525
Total non-current assets	71,848	61,382	33,234
TOTAL ASSETS	141,352	134,008	72,555
Bank borrowings	1,987	3,380	1,830
Accounts payable	12,544	10,903	5,904
Other payables	47,106	49,466	26,781
Current portion of capital lease obligations	876	887	480
Total current liabilities	62,513	64,636	34,995
Capital lease obligations, less current portion	258	991	537
Other non-current and deferred liabilities	3,455	2,875	1,557
Total non-current liabilities	3,713	3,866	2,094
Minority interest	1,453	3,598	1,948
Shareholders' equity			
Ordinary shares, S$2 par value	25,631	25,631	13,877
Additional paid-in capital and deferred compensation	87,924	91,965	49,791
Accumulated deficit and other comprehensive income	(39,882)	(55,688)	(30,150)
Total shareholders' equity	73,673	61,908	33,518
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	141,352	134,008	72,555

(1) The restricted cash relates to fixed deposits placed with a bank for credit facilities granted to one of its unconsolidated affiliates.

Pacific Internet

Pacific Internet Limited

Consolidated Statement of Operations

	Quarter Ended December 31,			Year Ended December 31,		
	2000 S$'000	2001 S$'000	2001 US$'000	2000 S$'000	2001 S$'000	2001 US$'000
Revenues						
Dial up access	15,700	15,847	8,580	62,659	66,073	35,773
Leased line access	6,973	7,677	4,156	25,219	30,908	16,734
Broadband access	1,396	7,046	3,815	2,339	17,923	9,704
Value added services	2,161	2,705	1,465	8,533	8,870	4,802
Other revenues	2,826	4,817	2,608	7,492	17,303	9,368
Gross revenues	29,056	38,092	20,624	106,242	141,077	76,381
Toll rebates	54	-	-	3,044	-	-
Total net revenues	29,110	38,092	20,624	109,286	141,077	76,381
Operating costs and expenses						
Cost of sales	8,136	15,850	8,581	36,862	57,193	30,965
Staff costs	9,726	10,749	5,820	40,399	43,919	23,779
Sales & marketing	1,724	1,797	973	10,824	6,249	3,383
Other general & administrative	6,985	4,289	2,322	19,531	18,409	9,967
Depreciation & amortization	5,311	5,403	2,925	17,823	20,889	11,310
Writedown of fixed assets		-	-	-	3,332	1,804
Allowance for doubtful accounts receivable	760	1,893	1,025	2,183	4,522	2,448
Total operating expenses	32,642	39,981	21,646	127,622	154,513	83,656
Operating loss	(3,532)	(1,889)	(1,022)	(18,336)	(13,436)	(7,275)
Other income (expenses)						
Net interest income (expenses)	59	(93)	(50)	1,570	(251)	(136)
Net (loss) gain on foreign currency	(908)	727	394	545	1,013	548
Gain (loss) on disposal of fixed assets	7	(54)	(29)	16	(149)	(81)
Gain on disposal of investment	-	-	-	1,718	24	13
Equity in loss of unconsolidated affiliates	(2,343)	(637)	(345)	(5,624)	(4,624)	(2,504)
Others	158	1	1	280	883	478
Total other expenses	(3,027)	(56)	(29)	(1,495)	(3,104)	(1,682)
Loss before income taxes and minority interest	(6,559)	(1,945)	(1,051)	(19,831)	(16,540)	(8,957)
Provision for income taxes	(2,094)	391	212	(2,621)	458	248
	(8,653)	(1,554)	(839)	(22,452)	(16,082)	(8,709)
Minority interest in loss of consolidated subsidiaries	22	145	79	47	1,117	605
Net loss	(8,631)	(1,409)	(760)	(22,405)	(14,965)	(8,104)
Adjusted EBITDA (1)	1,036	4,188	2,269	2,046	12,556	6,797
Net loss per share - basic	$ (0.67)	$ (0.11)	$ (0.06)	$ (1.75)	$ (1.17)	$ (0.63)
Net loss per share - diluted (2)	$ (0.67)	$ (0.11)	$ (0.06)	$ (1.75)	$ (1.17)	$ (0.63)
Weighted average number of shares outstanding - basic	12,815,066	12,815,066	12,815,066	12,794,193	12,815,066	12,815,066
Weighted average number of shares outstanding - diluted (2)	12,815,066	12,815,066	12,815,066	12,794,193	12,815,066	12,815,066

(1) Represents earnings (loss) before depreciation and amortization, interest income and expense, income tax expense (benefit), equity in loss of unconsolidated affiliates, impairment in value of investments, write-down of fixed assets, extraordinary items and minority interests.

Adjusted EBITDA is presented because the Company believes it is an acceptable financial indicator of the Company's ability to meet future debt service, capital expenditure and working capital requirements. Adjusted EBITDA is not determined in accordance with generally accepted accounting principles. It should not be considered in isolation or as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity. In addition, the Company's adjusted EBITDA is not comparable to those of other companies, which may determine adjusted EBITDA differently.

(2) Includes all outstanding options under the Company's Share Option Plans to the extent the outstanding options are dilutive.

(3) For convenience, Singapore dollar amounts have been translated into U.S dollar amounts at the exchange rate as of December 31, 2001, which was S$1.847 to US$1.00.

Pacific Internet

Pacific Internet Limited

Consolidated Statement of Cash Flows for Year Ended December 31, 2001 With Comparative Amounts from December 31, 2000

	Year Ended December 31,		
	2000 S$'000	2001 S$'000	2001 US$'000
OPERATING ACTIVITIES			
Net loss for the year	(22,405)	(14,965)	(8,104)
Items not involving cash and other adjustments to reconcile net income to cash from operating activities:			
Depreciation and amortization	17,823	20,889	11,310
Loss on disposal of fixed assets	16	149	81
Writedown of fixed assets	-	3,332	1,804
Gain on disposal of investment	(1,718)	(24)	(13)
Bad debt written off	-	509	276
Allowance for doubtful accounts receivable	2,183	4,522	2,448
Minority interest	(47)	(1,117)	(605)
Provision for income taxes	1,012	(2,117)	(1,146)
Amortization of deferred compensation	1,577	1,257	681
Fixed assets written off	438	434	235
Equity in loss of unconsolidated affiliates	5,624	4,624	2,504
Changes in non-cash working capital items:			
Accounts receivable	(19,898)	(740)	(401)
Prepaid expenses and other assets	695	1,178	638
Inventories	116	147	80
Accounts payable	9,484	(4,240)	(2,296)
Deferred government grant	(1,194)	-	-
Other payables / receivables	1,493	(4,904)	(2,655)
Cash (used in) provided by operating activities	(4,801)	8,934	4,837
INVESTING ACTIVITIES			
Acquisition of fixed assets	(14,287)	(8,863)	(4,799)
Acquisition of subsidiaries, net of cash acquired	(16,346)	-	-
Acquisition of affiliated companies	(4,694)	-	-
Proceeds from partial divestment in subsidiaries		5,157	2,792
Investment in unquoted shares	1,943	644	349
Release of pledged fixed deposit		3,232	1,750
Web Development costs	(816)	(133)	(72)
Purchase of intangible assets	(71)	(154)	(83)
Proceeds from sale of fixed assets	208	192	104
Cash (used in) provided by investing activities	(34,063)	75	41
FINANCING ACTIVITIES			
Proceeds from issuance of ordinary shares	4,971	-	-
Loan to affiliates	(2,547)	(4,213)	(2,281)
Bank borrowings	1,987	324	175
Repayment of loans	-	-	-
Capital lease obligations	(1,170)	576	312
Cash provided by (used in) financing activities	3,241	(3,313)	(1,794)
(Decrease) increase in cash and cash equivalents	(35,623)	5,696	3,084
Cash and cash equivalents at beginning of year	53,928	18,305	9,911
Cash and cash equivalent at end of year	18,305	24,001	12,995

Basis of Presentation

The Management's Discussion and Analysis should be read in conjunction with the financial statements appearing in this Form 6K. In the following discussion, Pacific Internet Limited (the "Company") and its consolidated subsidiaries are collectively referred to as the "Group".

Overview

Pacific Internet Limited is a leading Asia-Pacific Internet service provider ("ISP") providing Internet access and related value-added services to individuals and businesses across six countries (Singapore, Hong Kong, the Philippines, Australia, India and Thailand). The Company started operations in Singapore in late 1995 and began its regional expansion in 1996 both organically and through acquisitions.

Despite the global economic downturn in 2001, the Company made improvements in the quarterly financial results for five consecutive quarters. In June 2001, the Company clinched the "Best Asian ISP" title from Telecom Asia for the 3rd year in a row. This further reinforced the Company's position as a reliable and trusted Internet Service Provider across Asia.

2001 is also the year that the Company forged ahead strongly with its broadband and corporate focused strategy. The Company has seen its broadband subscriber numbers increase from over 2000 in year 2000 to 17,000 at the end of 2001. Leading the Group's penetration into broadband and related value-added services, the Singapore operations has launched wireless broadband access services for homes, offices and at hot spots, as well as, started online gaming trial to provide broadband content to consumers.

The corporate-focused strategy is also showing results with the Group achieving a significant milestone where corporate revenue overtook consumer revenue in 2001. In FY2001, revenues from the corporate sector in FY2001 increased by 50% over the previous year. The Group's regional reach in Asia-Pacific, coupled with its local touch, is the key differentiating factor and its competitive advantage over local ISPs.

We closed 2001 with total revenues of S$141.1 million (US$76.4 million) and net loss of S$15.0m (US$8.1 million). This represents an improvement of 29.1% and 33.2% as compared to last year.

Discussion of Results of Operations

Net Revenues

Net revenues for the quarter and the year grew to S$38.1 million (US$20.6 million) and 141.1 million (US$76.4 million) respectively, representing an increase of 30.9% and 29.1% as compared to the corresponding periods in 2000.

Dial-up Access

Dial-up access revenues for the quarter and year ended 31 December 2001 increased 0.9% and 5.5% when compared to the corresponding periods in 2000. The increase in dial-up revenue was mainly due to the consolidation of PacNet Philippines ("PIPH") with effect from 16 March 2001. Dial-up revenues for mature markets like Singapore, Hong Kong and Australia have declined slightly as compared to last year. This was a result of ongoing competition from higher-speed access service like broadband.

Leased Line Access

Leased line services are provided primarily to corporate customers and include a wide array of Internet options that are tailored to the customers' requirements. In this quarter, leased line revenue increased 10.1% when compared to the corresponding quarter last year. Year-to-date leased line revenue stands at S$30.9 million (US$16.7 million), up 22.6% when compared to last year.

The strong performance was mainly contributed by PacNet Australia ("PIAU") and the consolidation of PIPH. PIAU's leased line revenue more than doubled as compared to last year, a result of its increased focus on the corporate market segment.

Broadband Access

The Group introduced broadband access services in the 3rd quarter of 2000 and has seen significant growth since then. As at 31 December 2001, the Group served 17,006 broadband customers across over 4 countries – Singapore, Hong Kong, Australia and Thailand. Broadband revenues increased 5 fold to S$7.0 million (US$3.8 million) this quarter as compared to the corresponding quarter last year. Broadband remains an integral part of our growth strategy as multimedia applications become more popular and consumers become more Internet-savvy.

Value Added Services ("VAS") and Other Revenues

The Group provides a variety of VAS to cater to the increasing needs of today's Internet-savvy customers. VAS includes global roaming, web-hosting, anti-virus solutions and data services etc. VAS revenue for the quarter and the year grew 25.2% and 4.0% respective as compared to the corresponding periods last year. The Group believes that the key in differentiating ourselves from our competitors is to be able to meet the needs of our customers by moving up their value chain.

Other revenues for the quarter and the year increased 70.5% and 130.9% respectively when compared to the corresponding periods last year. The increase is attributed to the Company and the Group's e-services and travel arm, PACfusion. The Company's other revenues this quarter increased significantly due to the recognition of interconnect revenue for dial-up traffic terminating into its network.

Operating Costs and Expenses

Cost of Sales

Cost of sales for the quarter and year ended 31 December 2001 increased 94.8% and 55.1% respectively compared to the corresponding periods in 2000. Higher cost of sales was a result of the consolidation of PIPH, as well as higher Internet bandwidth costs and associated taxes.

The Group's gross profit margin was 59.5% this year, compared to 66.3% last year, due to downward price revisions in response to competitive pricing and larger proportion of broadband revenue.

Staff Costs

Staff cost for the quarter and the year were S$10.7 million (US$5.8 million) and S$43.9 million (US$23.8 million) respectively, representing an increase of 10.5% and 8.7% as compared to the corresponding periods last year. For the past year, the Group has focused on increasing the productivity of its people. As a result, staff costs as a percentage of gross revenue decreased from 38.0% to 31.1%.

Sales and Marketing Expenses

Sales and marketing expenses for the quarter ended 31 December 2001 remained stagnant when compared to the corresponding quarter in 2000. However, for the year ended 31 December 2001, it dropped significantly by 42.3%. The reduction was in advertising and promotional costs, which is in line with the Group's current focus on the corporate business.

Other General and Administrative Expenses

Other general and administrative expenses declined 38.6% and 5.7 % for the quarter and year ended 31 December 2001 respectively, when compared to the corresponding periods in 2000.

Other general and administrative expenses consist mainly of travelling expenses, office expenses and professional and consultancy fees. The decrease was a result of significant non-recurring provision for professional fees made in the same quarter last year and the Group's continuous efforts at cost management.

Depreciation and Amortization

Depreciation and amortization expenses registered year-on-year increase of 1.7% and 17.2% for the quarter and the year ended 31 December 2001 respectively. This was mainly due to purchases of fixed assets and accelerated depreciation of certain Telephony assets to be in line with their useful lives.

Allowance for Doubtful Accounts Receivable

Allowance for doubtful accounts receivable registered year-on-year increase of 149.1% and 107.2% for the quarter and year ended 31 December 2001 respectively. The increase was mainly due to the consolidation of PIPH.

Other income (expenses)

For the year ended 31 December 2001, other expenses comprised largely of equity in losses of unconsolidated affiliates, offset by gain on foreign currency. The Group registered a gain in foreign currency of S$1.0 million (US$0.5 million) this year due to appreciation of the regional currencies against the Singapore dollar.

Equity in losses of unconsolidated affiliates was mainly losses incurred by our start-up operations – PacNet India and PacNet Thailand. During the year, the Group rationalized its operations in India and Thailand and had successfully reduced their burn rate; equity in losses of unconsolidated affiliates dropped 17.8%, from S$5.6 million last year to S$4.6 million (US$2.5 million) this year.

Net loss

The Group's net loss narrowed to S$1.4 million (US$0.8 million) this quarter. This represents a quarter-on-quarter and year-on-year improvement of 25.9% and 83.7% respectively. 2001 full year net loss stands at S$15.0 million (US$8.1 million), an improvement of 33.2% as compared to last year. The Group's EBITDA also increased 6 fold to S$12.6 million (US$6.8 million) this year. 2001's improved performance is primarily due to strong revenue growth coupled with a decrease in overhead costs as a percentage of revenue, due to efficiencies the Group has gained as a result of size and scale.

Liquidity and Capital Resources

For the year ended 31 December 2001, the Group generated cash surplus of S$5.7 million (US$3.1 million), of which S$8.9 million (US$4.8 million) was generated from operating activities. The better operating cash inflow was a result of improved EBITDA and better collection efforts, setoff against higher payments to creditors.

Cash provided by investing activities of S$75,000 (US$41,000) was primarily proceeds from partial divestment of subsidiaries and release of pledged deposits setoff against acquisition of fixed assets. Proceeds from divestment in subsidiaries arose mainly from US$3.0 million investment in PACfusion by Mitsubishi Corporation.

Cash used in financing activities amounted to S$3.3 million (US$1.8 million), primarily due to loan to affiliates offset by bank borrowings and capital leases.

The Group ended 31 December 2001 with cash and cash equivalents of S$24.0 million (US$13.0 million).

Change in Accounting Standard on Amortization of Goodwill and Other Intangibles

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangibles". Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Companies are required to immediately adopt the amortization provisions of SFAS 142 as it relates to goodwill and intangible assets acquired after 30 June 2001. With respect to goodwill and intangible assets acquired prior to 31 July 2001, companies are required to adopt SFAS 142 in their fiscal year beginning after 15 December 2001. Hence, the Group will be adopting this new standard from 1 January 2002.

Litigation and contingent liabilities

On 6 December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York against the Company and several of the Company's former directors and officers as well as against the underwriters who handled the Company's 5 February 1999 initial public offering ("IPO"). The complaint alleges violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 and is based primarily on the assertion that there were undisclosed commissions received by the underwriter defendants and agreements or arrangements entered into by the underwriters for additional purchases of the Company's securities in the aftermarket by selected investors at pre-determined prices. The action seeks damages in an unspecified amount.

There have been more than 700 similar class action suits filed against various other issuers and underwriters since January 2001 and the Company anticipates that all these complaints will be consolidated before a single judge for case management purposes. The Company believes that it and the individual defendants have meritorious defenses to the claims made in the complaints and intends to contest the lawsuit vigorously once proceedings commence. However due to the inherent uncertainties of the lawsuit, the Company cannot accurately predict the ultimate outcome of the lawsuit. An unfavorable outcome could have a material adverse effect on the business, financial condition and results of operation of the Company in the period in which the lawsuit is resolved.

The Group is or may be potentially involved in litigation incidental to its business. Although the outcome of any such litigation is not presently determinable, the resolution of such litigation is not expected to have a material adverse effect on its business. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

Forward-looking Statements Disclaimer

Included in this report are various forward-looking statements which can be identified by the use of words such as "may," "might", "seeks," "expects," "anticipates," "estimates," "believes", "projects", "plans", "strategy", "forecast" and similar expressions. The Group has made forward-looking statements with respect to the following, among others:

- projected capital expenditures, expansion plans and liquidity;
- development and growth of additional revenue sources;
- development and maintenance of profitable pricing programs; and
- outcome of potential litigation.

These statements are forward-looking and reflect the Group's current expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to, (i) changes in the economic, regulatory and political environment in the countries where the Group operates, or may in the future operates; (ii) changes in technology and the Internet marketplace; (iii) the Group's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its business partnerships and alliances; (v) exchange rates, particularly between the Singapore dollar, the US dollar and other currencies in which the Group makes significant sales or in which its assets and liabilities are denominated; (vi) obtaining the requisite funding support and the challenge of keeping expense growth at manageable levels while increasing revenues; and (vii) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Group and the Internet marketplace, actual results could differ materially from those discussed in this report. The Group assumes no obligation to update any such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By: ______________________

Name: Tan Tong Hai

Title: President and Chief Executive Officer

Date: 8 February 2002,